Filed by NYSE Euronext
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Companies:
NYSE Euronext
(Commission File No. 001-33392)
The Amex Membership Corporation

On February 5, 2008, NYSE Euronext held an investor conference call to discuss its 4th quarter and full year 2007 results, a recording of which is available on NYSE Euronext’s website. Below are two excerpts from the Q&A session of that call:

Q - Roger Freeman: Okay, and Duncan, lastly, can you give me an update on discussions that you've been having with the SEC around changes of the specialist market structure and specifically, as you look at buying the AMEX here does that give you any additional ability to drive an agenda since effectively you're going to be taking care of all of the equity exchange specialist operations, modernizing them?

A - Duncan Niederauer: Sure, the first part of your question, Roger is the dialogue continues very regularly and very actively. I think we're down to where we really just have two or three rules left. One has to do with their ability to hedge and really run their business as an integrated market maker which there's a follow-up meeting on tomorrow and I think we’ll be filing a rule on that front fairly soon about. Then the other two changes that we're contemplating making that will be concurrent with the next phase of the technology that rolls out that Larry was referencing earlier will be tied to what I would call the elimination of the look that the specialist has had pretty much forever, in exchange for probably slightly better treatment on the parity side. I think that's where we're going to head with that. In terms of the AMEX integration, I think that should over-simplify the landscape because it is the only other model that has what I would call close to a high-tech, high touch model, and I think we intend to bring that over here as possible. The ETF business - I don't think we’ll reinvent the wheel. I think you'll see that go to Arca, the listings business - I think you'll see us create just a slightly different approach on the listings side to account for all the different companies. And then as far as with their model with the specialist is, many of the specialists there are also specialists here, so we imagine that if the initial conversations are any indication, they will just consolidate their businesses and do it in one place instead of two and many of the ETF specialists are also LMM's on the NYSE Arca platform so we would imagine that they would just move over as well. So I think that's all kind of to be determined but that reflects the initial conversations we've had with some of the issuers and some of the market participants over at the AMEX.

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Q - Niamh Alexander: Okay that's very helpful and I think we talked about it briefly before, but the listings, has the pitch changed now that you are more of a global and you have the cross listings? Do you find that the marketing pitch for the listings business is different now?

A - Duncan Niederauer: Yes, it's definitely different because remember if you look back at the NYSE company specifically, two years ago, it really only had one listing brand and you either qualified or you didn't, and now what we're trying to do, and you can see it in some of the success we had in '07 which was very broad in the U.S. and Europe and also in segments that we previously were comparably not as good in, I think we now have really quite a global listings offering for companies of all shapes and sizes and I think if we play our cards right and the AMEX deal gets approved I think we'll be able to extend that even further where we'll be able to protect the brand on one hand, and at the same time extend the brand, so that people have a lot of different choices of where they can list under that umbrella. As I've discussed with a few of you before, I do think that over time, companies will make a global listing decision and I think we'll see a reversal of this trend where large European multi-nationals delist for regulatory reasons, I think it will actually start going the other way.

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Important Information Regarding the Pending Merger
In connection with the proposed acquisition by NYSE Euronext of The Amex Membership Corporation (“Amex”), NYSE Euronext intends to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, containing a preliminary proxy statement/prospectus regarding the proposed transaction. The parties will file other relevant documents concerning the proposed transaction with the SEC. Such documents, however, are not currently available. AMEX MEMBERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Amex members can obtain a free copy of the final proxy statement/prospectus, as well as other filings containing information about NYSE Euronext and Amex without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/ prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to the Office of the Corporate Secretary, NYSE Euronext, 11 Wall Street, New York 10005, 212-656-2061 or to Amex, Attention: Office of Corporate Secretary, 86 Trinity Place, NY NY 10006, 212-306-1408.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements
This press release may contain forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements concerning NYSE Euronext's and Amex’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Forward-looking statements are based on NYSE Euronext's and Amex’s current expectations and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause NYSE Euronext's and Amex’s results to differ materially from current expectations include, but are not limited to: NYSE Euronext's and Amex’s ability to implement their respective strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk and U.S. and global competition, and, in the case of NYSE Euron-ext,other factors detailed in NYSE Euronext’s reference document for 2006 ("document de référence") filed with the French Autorité des Marchés Financiers (Registered on June 6, 2007 under No. R.07-0089), 2006 Annual Report on Form 10-K, as amended, and other periodic reports filed with the U.S. Securities and Exchange Commission or the French Autorité des Marchés Financiers. In addition, these statements are based on a number of assumptions that are subject to change. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by NYSE Euronext or Amex that the projections will prove to be correct. This press release speaks only as of this date. NYSE Euronext and Amex disclaim any duty to update the information herein.